UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42482

DECENT HOLDING INC.

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 20, 2026, Decent Holding Inc. (the “Company”) issued a press release entitled “Decent Holding Reports Approximately $3 Million in Senior Care Service-Related Cash Collections Since September 2026”. A copy of the press release is furnished herewith as Exhibit 99.1.

This Report, including Exhibit 99.1 hereto, is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333- 295313), as amended, filed with the Securities and Exchange Commission on April 24, 2026 and shall be deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DECENT HOLDING INC.

Date: October 20, 2026	By:	/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer

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